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Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 6010

Washington, D.C. 20549

Re:	Spectrum Pharmaceuticals, Inc.

Form S-3 filed on June 15, 2006

Registration No. 333-135029

Dear Mr. Riedler:

We hereby respond on behalf of Spectrum Pharmaceuticals, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter of comment dated June 22, 2006 (the “Comment Letter”), to the above referenced Registration Statement on Form S-3 (the “Registration Statement”). The Company has filed this letter via EDGAR (tagged correspondence).

For your convenience, we are sending a copy of this letter, the Registration Statement and supplemental materials in the traditional, non-EDGAR format.

The Company has the following responses to the Staff’s comment in the Comment Letter. For your convenience, we have reprinted the Staff’s comment below followed by the Company’s response.

1.	Specifically, we note that a substantial number of shares being registered for resale have not been issued and may not be issued unless certain condition precedents are met. Please provide us with an analysis explaining how the company can register the resale of shares that have not yet been issued.

RESPONSE:

Background

On March 17, 2006, the Company entered into an asset purchase agreement (the “Purchase Agreement”), by and among the Company, Targent, Inc. (“Targent”) and certain stockholders of Targent (the “Stockholders”), pursuant to which the Company acquired all of the

July 10, 2006

oncology drug product assets of Targent. In exchange for the acquired assets of Targent, the Company has issued to Targent, and certain of its stockholders, an aggregate amount of 600,000 shares of the Company’s common stock, as defined in the Purchase Agreement (the “Closing”). In addition, Targent is eligible to receive payments, in the form of the Company’s common stock (the “Earnout Shares”) and/or, in the Company’s sole discretion, cash, upon achievement of certain regulatory and sales milestones, if any. At the option of the Company, any amounts due in cash under the Purchase Agreement may be paid by issuing shares of the Company’s common stock having a value, determined as provided in the Purchase Agreement, equal to the cash payment amount. The Company currently anticipates that any future payments under the Purchase Agreement will be paid by issuing shares of the Company’s common stock. The total amount of the Company’s common stock issuable pursuant to the Purchase Agreement is capped at 4,650,000 shares.

Concurrently with the issuance of the shares at Closing, the Company entered into a registration rights agreement with Targent, which required the Company to file a registration statement covering the resale of one-third of all shares issued, or potentially issuable, to Targent pursuant to the Purchase Agreement.

Analysis

We respectfully submit that the Earnout Shares that may be issued pursuant to the Purchase Agreement can be registered on Form S-3 despite the fact that such shares have not yet been issued and may not be issued unless certain conditions precedent are met.

Staff Interpretation. General Instruction I.B.3 to Form S-3 provides that such form is appropriate for the registration of “outstanding securities to be offered for the account of any person other than the issuer…if securities of the same class are listed and registered on a national securities exchange…”. Although the term “outstanding” appears in the instruction, we direct the Staff’s attention to the SEC Division of Corporation Finance, Manual of Publicly Available Telephone Interpretations, Letter H. Form S-3 number 22, which provides: “Resales of earnout shares to be issued in connection with a merger, which transaction will not be registered in reliance upon the Section 4(2) exemption, may be registered on Form S-3 pursuant to General Instruction I.B.3. even though they are not outstanding at the time the registration statement is filed.” We respectfully submit that the Earnout Shares issued pursuant to the Purchase Agreement fall within this interpretation and therefore may be registered on Form S-3 pursuant to General Instruction I.B.3. We acknowledge that telephone interpretations are not binding on, or the official statements of, the Division of Corporate Finance, but we believe that this interpretation is consistent with the Commission’s goal of investor protection.

Examples of Other Registrants. We respectfully refer the Staff to the following registration statements on Form S-3, where the Staff allowed registrants to register potentially issuable shares: Liveperson, Inc. registration statement on Form S-3 dated January 20, 2004; and Alloy, Inc. registration statement on Form S-3 dated May 30, 2006. Each of the above mentioned registration statements registered potentially issuable shares, the issuance of which were contingent upon earnout provisions in certain agreements entered into by the respective registrants. The resale of the Earnout Shares that the Company desires to register are also

July 10, 2006

potentially issuable pursuant to earnout provisions, or milestone achievements, in the Purchase Agreement described above. We respectfully submit that it is the practice of the Staff to allow the registration of potentially issuable shares on Form S-3, and we respectfully request that the Staff allow the registration of the Earnout Shares pursuant to the Registration Statement.

*****

We acknowledge the provisions of Rules 460 and 461 regarding requesting acceleration of the Registration Statement and will allow adequate time after the filing of any amendment to the Registration Statement for further review before submitting a request for acceleration, if any.

Once you have had time to review our responses to the Staff’s comments, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please call Angela Grinstead at (714) 755-8255 or me at (714) 755-8254.

Sincerely,

Cary K. Hyden of LATHAM & WATKINS LLP

Enclosures